                                  John D. Kuhns
                              15 White Hollow Road
                          Lime Rock, Connecticut 06039



Vitold Jordan
Chief Executive Officer
The New World Power Corporation
C/o 429 East 52nd Street
New York, New York 10022

VIA FACSIMILE & CERTIFIED MAIL

                                                              June 15, 1999
Dear Vitold:

         This letter is a proposal on behalf of an entity controlled by me and other investors to purchase all of the issued and outstanding common shares of the New World Power Corporation for $1.00 a share. Financing has been arranged for this transaction. This proposal is subject only to standard due diligence, which will be undertaken to confirm the current information on New World available in public filings and in reports to shareholders and creditors.

         I believe that this proposal is the best avenue by which the shareholders of New World can obtain fair value for their shares. The price of $1.00 per share represents an approximate 300% premium over the current range of market prices of the shares.

         I request that you bring this proposal to the attention of the Board of Directors of the Company immediately. I would expect to be able to commence earnest negotiations by no later than June 30th leading to the consummation of this transaction.

         The Company's shareholders, including myself, have been seeking for some time to achieve value for their shares. However, the shareholders have been given little basis by which to evaluate the worth of their shares, as there have been no filings or shareholder meetings for the past three years. As you may be aware, shares of Bulletin Board companies (such as New World) will soon be subject to listing requirements similar to those required of common stocks traded in other venues like the NASDAQ, including maintaining current and proper filings in order to continue their market status. Given the recent track record in this area, we shareholders are concerned as to whether New World's management will meet its obligations on a timely basis to fulfill these new listing requirements. In light of this information, I believe that the Board should also consider the liquidity represented by my proposal.

         My recent correspondence with Gerry Cummins has only served to heighten my concerns as a shareholder.

         In a letter dated May 14, 1999, addressed to Gerry as Chairman and sent to the New World Board members who I know, I suggested ways in which they could help increase shareholder value. On May 27, Gerry Cummins responded (copies of both letters are attached).

                                  John D. Kuhns
                              15 White Hollow Road
                          Lime Rock, Connecticut 06039



         Instead of increasing shareholder value, Gerry's letter implies that actions may be taking place to potentially decrease the worth of our shares. According to Gerry, ... "With the release of our financials, NWP will have the opportunity to seek additional equity."

         In my opinion, raising new equity at this time is the worst thing that could happen to the existing shareholders. The immediate effect would be dilution of our shareholder value. The secondary effect, funding present management, could be worse, since nothing in over three years has convinced shareholders that this group possesses either a valid business plan or the basis of experience by which to carry it out.

         In contrast, my proposal would provide an attractive, quick return in cash to existing shareholders.

         Obviously, my proposal would have to be considered and approved by New World's shareholders, and I am confident that it would be. In this regard, it would be a disservice to New World shareholders, as well as a breach of their obligations, for the Board of Directors to permit any dilution through the approval and issuance of new financing without similarly subjecting such a measure to the scrutiny of the shareholders.

         Accordingly, I have requested of Gerry Cummins that he schedule a special meeting of New World's shareholders as soon as possible. At this meeting, I would propose that the Agenda be to elect new directors to New World's Board. Separately, by this letter to you and additional correspondence with Gerry Cummins (a copy of said letter is attached), and pursuant to Securities and Exchange Commission regulations, I am also requesting of New World's Corporate Secretary that New World include in the Company's proxy statement to be circulated with respect to any future shareholder meeting, whether called as a result of my request for a special shareholder meeting or an annual shareholders meeting by direction of the Board, a shareholder proposal that prior to any incremental financing by New World or any of its subsidiaries, a successful shareholder referendum be instituted.

         Please contact me at (860) 435-7000.

                                   Sincerely,

                                   /s/John D. Kuhns
                                   ----------------
                                   John D. Kuhns

                                  John D. Kuhns
                              15 White Hollow Road
                          Lime Rock, Connecticut 06039



Corporate Secretary
The New World Power Corporation

Mr. Gerald Cummins
Chairman of the Board of Directors
The New World Power Corporation
C/o 429 East 52nd Street
New York, New York 10022

                                                                  June 15, 1999

Dear Corporate Secretary and Gerry:

         I am writing to request that you schedule a special meeting of the shareholders of the New World Power Corporation as soon as possible. Furthermore, I request the meeting be held for the following purpose:

1.       To elect to the Board of Directors the following members:

-------------------------------------------------------------------------------
        NAME               PRINCIPAL OCCUPATION FOR THE PAST        AGE
                           5 YEARS AND CURRENT PUBLIC
                           DIRECTORSHIPS
-------------------------------------------------------------------------------
John D. Kuhns, Chairman    Mr. Kuhns is currently an                 49
                           investment banker based in the
                           state of Connecticut.  Mr. Kuhns
                           was previously the Chairman and
                           Chief Executive Officer of New
                           World.  Mr. Kuhns resigned as
                           Chief Executive Officer of the
                           Company on April 11, 1996 and did
                           not stand for election at the
                           Company's 1996 Annual Meeting of
                           Stockholders.

-------------------------------------------------------------------------------

                                  John D. Kuhns
                              15 White Hollow Road
                          Lime Rock, Connecticut 06039

-------------------------------------------------------------------------------
Mary E. Fellows        Ms. Fellows is currently an                  37
                       investment banker based in the
                       state of Connecticut. Ms.
                       Fellows was previously Director
                       of Corporate Administration and
                       Assistant Secretary to the
                       Company.  She resigned these
                       positions in October, 1996
-------------------------------------------------------------------------------
Richard F. Albosta     Mr. Albosta  is a private                    62
                       investor. He is the former
                       Chairman and Chief Executive
                       Officer of EBASCO, a large
                       engineering and construction
                       company.
-------------------------------------------------------------------------------
Gerald L. Cummins,     Mr. Cummins  has been a  director            72
Vice Chairman          since October 1990 and a private
                       investor and independent business
                       consultant for more than five
                       years.
-------------------------------------------------------------------------------
Herbert L. Oakes, Jr.  Mr. Oakes  has  been  a  director            52
                       since 1993. Mr. Oakes is
                       Managing Director of Oakes,
                       Fitzwilliams & Co. Limited, a
                       member of the Securities and
                       Future Authority Limited and the
                       London Stock Exchange. Mr. Oakes
                       is also  President of H.L. Oakes &
                       Co., Inc., a corporate advisor
                       and dealer in securities which he
                       founded in 1982.

-------------------------------------------------------------------------------
Lucien Ruby            Mr. Ruby is the Managing General             55
                       Partner of Quest Ventures, a San
                       Francisco-based venture capital
                       firm.
-------------------------------------------------------------------------------

                                  John D. Kuhns
                              15 White Hollow Road
                          Lime Rock, Connecticut 06039



         I presently own, or have written proxies for, over 10% of the issued and outstanding shares of New World.

                                   Sincerely,

                                   /s/John D. Kuhns
                                   ----------------
                                   John D. Kuhns

                                  John D. Kuhns
                              15 White Hollow Road
                          Lime Rock, Connecticut 06039

Corporate Secretary
The New World Power Corporation
C/o Mr. Gerald Cummins
429 East 52nd Street
New York, New York 10022

Dear Corporate Secretary:


         Pursuant to Securities and Exchange Commission regulations and my status as a New World shareholder, I request of New World's Corporate Secretary that New World include in the Company's proxy statement to be circulated with respect to the Company's next annual meeting as called by the Board the following shareholder proposal:

         1. Prior to any incremental financing by New World or any of its subsidiaries, a shareholder referendum will be conducted in which a majority of the issued and outstanding common shares of the Company are voted in favor of such financing.


                                            Sincerely,

                                            /s/John D. Kuhns
                                            ----------------
                                            John D. Kuhns